BUENOS AIRES, November 11, 2020 Notice: CPSA-GG-N-0315/20-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)
Deputy Management of Issuing Companies
25 de Mayo 175
City of Buenos Aires
To Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Subject: Information set forth by Section 63 of the Buenos Aires Stock Exchange Regulations

Dear Mr./Madam,

We contact you in compliance with the abovementioned section so as to inform that on November 11, 2020, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended September 30, 2020 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the nine-month period ended September 30, 2020:

ARS 000
Income (loss) for the period
attributable to shareholders of the Company	5,692,554
attributable to non-controlling shareholding	36,159
Total income(loss) for the period- Income	5,728,713

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

2.
Other comprehensive income (loss) for the nine-month period ended September 30, 2020:
ARS 000
Other comprehensive income (loss) for the period
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total other comprehensive income (loss) for the period	-

3.
Total comprehensive income (loss) for the nine-month period ended September 30, 2020:

ARS 000
Net comprehensive income (loss) for the period
attributable to shareholders of the Company	5,692,554
attributable to non-controlling shareholding	36,159
Total net comprehensive income (loss) for the period-Income	5,728,713

4.
Shareholders’ equity details divided in items and amounts as at September 30, 2020

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	22,859,107
Statutory Reserve	3,447,539
Optional Reserve	43,547,209
Other accounts of equity	(1,766,101)
Retained earnings -Income (loss) for the period	5,692,554
Non-controlling shareholding	90,570
Total	75,384,900

attributable to shareholders of the Company	75,294,330
attributable to non-controlling shareholding	90,570

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

5.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company, and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.